UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	□	40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	□	No:	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	□	No:	X

Sierra Wireless Global Connectivity Enables France Télévisions’ Journalists to Broadcast from Around the World

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 19, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy, today announced that its smart IoT connectivity solution is enabling global communications for France Télévisions, the main public broadcaster in France, ensuring global connectivity for its broadcast journalists around the world.

Previously, reporters had to buy local SIM cards in each country in order to broadcast their TV reports. Sierra Wireless’ smart IoT connectivity solution automatically connects to the best available 2G, 3G, or LTE network in a given region, without the need for installing a local SIM card and configuring the equipment. France Télévisions’ cameras and distribution equipment are always “ready to use” to reliably broadcast news reports from wherever news breaks. France Télévisions can also manage its subscriptions in the cloud, using the AirVantageTM Platform.

Cédric Masset, France Télévisions’ head of the projects department for national newsrooms, said: “Reporters previously had to buy and set up the SIM card locally to be able to upload their video reports to France Télévisions systems. Sierra Wireless’ IoT connectivity has exceeded our expectations. It saves our staff a significant amount of time and hassle and provides the capacity for reporters to share news far more rapidly.”

Marc Overton, Chief Solutions Officer, Sierra Wireless, said: “No matter where in the world a newsworthy event is taking place, Sierra Wireless’ smart IoT connectivity ensures France Télévisions reporters are ready to broadcast whenever and wherever they need to.”

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources:

  Whitepaper: How to Get IoT Connectivity Right
  Infographic: How to Get IoT Connectivity Right

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 19, 2019